Exhibit 99.1

News Release

PartnerRe Board Urges Preferred Shareholders to Vote FOR

Amalgamation Agreement with AXIS Capital

Files Investor Presentation Detailing Why Strategic Merger is Best Way to Protect
Investment and Preferred Dividend

Illustrates Numerous Material Downside Risks to the Value of PartnerRe Preferred Shares Introduced by EXOR’s Offer

PEMBROKE, Bermuda – June 8, 2015 – PartnerRe Ltd. (NYSE:PRE) has made available additional information for its Preferred Shareholders related to their role in voting for the previously announced amalgamation with AXIS Capital. The PartnerRe Board has reaffirmed its recommendation of the AXIS transaction, and urges Preferred Shareholders to vote FOR the amalgamation agreement with AXIS Capital today.

The amalgamation with AXIS Capital results in an even stronger company with higher, more diversified earnings, lower volatility and enhanced business profile to support the security and value of the PartnerRe preferred securities. In contrast, the EXOR proposal diminishes the value of the preferred shares compared to both standalone PartnerRe and pro forma PartnerRe/AXIS.

This presentation highlights the considerable downside risk to the value of the PartnerRe preferred shares in the context of EXOR’s proposed acquisition of PartnerRe, due to:

•	Significant additional leverage that would be incurred by EXOR to fund the acquisition of PartnerRe, combined with EXOR’s lower credit rating, results in considerable risk that the credit rating of the preferred shares is downgraded, to BBB-, only one notch above “junk”.
•	PartnerRe common equity would no longer be publicly traded, which would limit access to third-party capital for the company, research coverage of the company and likely reduce trading liquidity for preferred shares.
•	The valuable right held by preferred shareholders to vote on the outcome of future mergers and amalgamations would be effectively nullified, providing no ability for preferred shareholders to have a say in the future direction of PartnerRe because EXOR will control 100% of the common votes and therefore be able to control any voting outcome.

The presentation and related FAQ – available on PartnerRe’s website and on www.partnerre-valuecreation.com – provide further significant details on why the merger with AXIS Capital is the best way to protect the Preferred Shareholder’s investment in PartnerRe’s preferred shares and their dividend, including these important points:

•	Enhanced Financial Profile. The Preferred Shares of the merged Company will be supported by a stronger combined balance sheet, increased equity base and enhanced, more stable earnings.
•	Builds on Current Ratings Strength. PartnerRe and AXIS currently have A- Long-Term Ratings from Standard & Poors (“S&P”) and A+ Financial Strength Ratings from A.M. Best and S&P.

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•	No Impact on Ratings. PartnerRe is confident, based on initial feedback from rating agencies following review of the capital plan, that the combined Company’s ratings (including those of preferred securities) would remain at the same current strong levels upon closing of the merger.
•	Significant Liquidity. Following the merger, preferred shares will maintain trading liquidity supported by the merged Company’s publicly listed common equity.
•	Continued Voting Representation. Preferred shareholders have a vote that has meaningful value, which will be maintained following the merger.

In contrast, a potential sale to EXOR would be detrimental to Preferred Shareholders

•	No Benefit from Change of Control. Preferred shareholders would not benefit from EXOR’s cash offer for PartnerRe’s common shares of $137.50.
•	EXOR’s Current Ratings are Lower with “Negative Outlook.” EXOR has lower long-term ratings from S&P (BBB+ with a “Negative Outlook”) compared to those of PartnerRe and AXIS.
•	Significant Additional Leverage. EXOR’s proposed transaction would include up to $4.75bn of acquisition financing, which would lead to significant pressure on the financial leverage of EXOR.
•	Considerable Risk of Preferred Share Downgrade. Given EXOR’s current ratings and the meaningful additional debt contemplated in proposed transaction financing, there is considerable risk that the rating of preferred shares would be downgraded upon sale to EXOR.
•	Valuation Could Decrease. Risks under EXOR ownership to preferred shareholders include decrease in valuation of preferred shares, increased risk of default, loss of principal and loss of dividend payment.
•	Loss of Voting Representation. Value of preferred share vote would be effectively nullified as a result of the EXOR transaction.

Independent Rating Agencies agree that a sale to EXOR would have a negative impact on credit

Moody’s stated on April 20, 2015: “On balance, we see [a successful EXOR bid] as credit negative since PartnerRe would miss out on an opportunity to strengthen its market position and improve its product diversification by gaining access to AXIS Capital’s profitable specialty primary insurance platform. In an increasingly competitive and tiered insurance marketplace, a PartnerRe-AXIS Capital combination would provide the scale and breadth of product offerings that are highly valued by brokers and clients.”

“One critical wildcard related to EXOR’s bid for PartnerRe is how EXOR’s capital structure would evolve post-acquisition. EXOR’s debt would significantly increase through the use of up to $4.75 billion in bridge loans to finance the deal and the consolidation of PartnerRe’s debt.”

S&P stated on April 17, 2015: “The negative outlook reflects our view that if the PartnerRe acquisition is completed, EXOR’s LTV may exceed our 20% threshold for the ratings. It also reflects our view that EXOR’s listed assets may fall below 60% of total assets, which we believe would not be commensurate with our current assessment of a ‘satisfactory’ business risk profile.”

News Release

“We would likely revise [EXOR’s] outlook to stable if the [PartnerRe] acquisition does not close.”

The PartnerRe Board of Directors continues to urge its shareholders of both common and preferred shares to promptly use the white proxy card to vote FOR the Amalgamation Agreement with AXIS Capital at the Shareholder Meeting on July 24, 2015. Shareholders with questions about how to vote their shares may call Innisfree M&A Incorporated at (877) 825-8971 (toll-free from the U.S. and Canada) or +1-412-232-3651 (from other locations.)

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About PartnerRe

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At March 31, 2015, total assets were $22.5 billion, total capital was $8.0 billion and total shareholders’ equity attributable to PartnerRe was $7.2 billion.

PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Contacts:

Investor Contact: Robin Sidders

robin.sidders@partnerre.com
(441) 294-5216

Media Contact: Celia Powell

celia.powell@partnerre.com

(441) 294-5210

Or

Sard Verbinnen & Co
Drew Brown/Robin Weinberg
(212) 687-8080

News Release

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

News Release

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•     the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•     the failure to consummate or delay in consummating the proposed transaction for other reasons;

•     the timing to consummate the proposed transaction;

•     the risk that a condition to closing of the proposed transaction may not be satisfied;

•     the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•     AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•     the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•     the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.